November 9, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    Cloud Peak Energy Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed November 2, 2009
    File No. 333-161293

Dear Mr. Schwall:

        This letter sets forth the response of Cloud Peak Energy Inc. (the "Company" or "Cloud Peak") to the comment letter, dated November 6, 2009, of the staff of the Division of Corporation Finance (the "Staff") with respect to Amendment No. 3 filed November 2, 2009 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (File No. 333-161293) filed August 12, 2009 (the "Registration Statement"). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 4 to the Registration Statement.

General

1.
We note your responses to prior comment 4. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A, including the estimated price range.

        Response:    The Company notes the Staff's comment and has filled in all blanks throughout the Registration Statement, including the estimated price range, in response to the Staff's comment.

*        *        *

        Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,
/s/ STUART H. GELFOND
Stuart H. Gelfond
cc:
Douglas Brown (Securities and Exchange Commission)
Michael Karney (Securities and Exchange Commission)
Anne Nguyen Parker (Securities and Exchange Commission)
Colin Marshall (Cloud Peak Energy Inc.)
Michael Barrett (Cloud Peak Energy Inc.)
Vasiliki B. Tsaganos (Fried, Frank, Harris, Shriver & Jacobson LLP)
Richard Drucker (Davis Polk & Wardwell LLP)
David East (PricewaterhouseCoopers LLP)